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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                Schedule 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. __)


                         Hydron Technologies, Inc.
         ________________________________________________________
                              (Name of Issuer)

                       Common Stock, $0.01 par value
         ________________________________________________________
                       (Title of Class of Securities)



                                 449020106
                   ____________________________________
                               (CUSIP Number)

                                  Copy to:

                            Lawrence A. Kletter
                      Eckert Seamans Cherin & Mellott
                    One International Place, 18th Floor
                             Boston, MA  02110
                               (617) 342-6855
         ________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               July 19, 1996
         ________________________________________________________
                    (Date of Event which Requires Filing
                             of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



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                                SCHEDULE 13D


CUSIP No. 449020106


1.   Name of Reporting Person:  Victor N. Grillo
     I.R.S. Identification No.:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group     (a) [  ]
                                                          (b) [  ]

3.   SEC Use Only

4.   Source of Funds:   00

5.   Check Box if Disclosure of Legal Proceedings is         [  ]
     Required Pursuant To Items 2(d) or 2(e)

6.   Citizenship or Place of Organization:  United States

Number of       7.  Sole Voting Power:                   1,500,000
 Shares
Beneficially    8.  Shared Voting Power:                  - 0 -
 Owned by
   Each         9.  Sole Dispositive Power:              1,500,000
Reporting
 Person        10.  Shared Dispositive Power:             - 0 -
  With

11.  Aggregate Amount Beneficially Owned by Each         1,500,000
     Reporting Person:

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                 [  ]

13.  Percent of Class Represented by Amount in Row (11):    6.46%

14.  Type of Reporting Person:  IN


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                                SCHEDULE 13D


CUSIP No. 449020106


1. Name of Reporting Person: DTR Associates Limited Partnership Tax Identification No.: 04-3135090

2.   Check the Appropriate Box if a Member of a Group     (a) [  ]
                                                          (b) [  ]

3.   SEC Use Only

4.   Source of Funds:   W.C.

5.   Check Box if Disclosure of Legal Proceedings is         [  ]
     Required Pursuant To Items 2(d) or 2(e)

6.   Citizenship or Place of Organization:  United States

Number of       7.  Sole Voting Power:                    70,834
 Shares
Beneficially    8.  Shared Voting Power:                  - 0 -
 Owned by
   Each         9.  Sole Dispositive Power:               70,834
Reporting
 Person        10.  Shared Dispositive Power:             - 0 -
  With

11.  Aggregate Amount Beneficially Owned by Each          70,834
     Reporting Person:

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                 [  ]

13.  Percent of Class Represented by Amount in Row (11):    .30%

14.  Type of Reporting Person:  PN


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Item 1.   Security and Issuer.

          The title of the class of equity securities to which this
Schedule 13D relates is the common stock, $0.01 par value (the "Common Stock"), of Hydron Technologies, Inc. (the "Company"). The Company's principal executive offices are located at 1001 Yamato Road, Suite 403, Boca Raton, Florida 33431.


Item 2.   Identity and Background.

          This statement is being filed by the following person and entity:


(i) Victor N. Grillo ("Grillo"), a United States citizen, whose business address is 150 East Palmetto Park Road, Suite 700, Boca Raton, Florida 33432. Grillo's principal occupation is President of DTR Associates, Inc.; and

(ii) DTR Associates Limited Partnership, a Massachusetts limited partnership ("DTR"), with a business address of 150 East Palmetto Park Road, Suite 700, Boca Raton, FL 33432. The principal business of DTR is engaged in the business of developing, marketing and distributing consumer products through direct response and retail distribution channels.

Collectively, Grillo and DTR are hereinafter sometimes referred to as the "Reporting Persons."

          Grillo and DTR may be deemed to be beneficial owners of securities of the Company owned by either party.

          During the past five years, the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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Item 3.   Source and Amount of Funds or Other Consideration.

          On March 9, 1992, Dento-Med Industries, Inc., now known as the Company, granted DTR an option to purchase 350,000 shares of Common Stock at a purchase price of $3.00 per share. On October 3, 1994, DTR assigned its rights to purchase an aggregate of 279,166 shares of Common Stock to 12 persons. It retained options to purchase up to 70,834 shares of Common Stock. The options are exercisable until March 8, 1997.

          On July 19, 1996, the Company granted to DTR an option to purchase 1,500,000 shares of Common Stock at a purchase price of $.01 per share (the "DTR Option") in exchange for DTR agreeing to terminate its rights to receive royalty payments in return for the DTR Option. On January 3, 1997, DTR exercised options to purchase 1,500,000 shares of Common Stock of the Company at a purchase price of $.01 per share. The 1,500,000 shares of Common Stock received pursuant to the exercise of the options by DTR were assigned to Grillo. The source of funds for the purchase of the Common Stock pursuant to the exercise of the DTR Option was from the working capital of DTR.


Item 4.   Purpose of Transaction.

          The purchase of the Common Stock to which this statement relates was effected for the purposes of investment. The Reporting Persons have no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

          Grillo, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. Pursuant to the terms of existing option agreements for up to 70,834 shares of Common Stock of the Company, DTR may not purchase additional shares of Common Stock so long as it is the beneficial owner of options to purchase Common Stock of the Company. The Reporting Persons may be deemed to beneficially own 70,834 shares of Common Stock issuable upon exercise of options to purchase Common Stock of the Company, which DTR may exercise up until March 8, 1997.


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Item 5.   Interest in Securities of Issuer.

          Grillo and DTR may be deemed to be the beneficial owner of securities of the Company held by either party. Grillo beneficially owns and has sole voting and dispositive power with respect to 1,500,000 shares of Common Stock representing approximately 6.46% of the Common Stock outstanding. The Reporting Persons may also be deemed to own 70,834 shares of Common Stock which may be issued upon the exercise of an option held by DTR. After giving effect to such exercise and assuming no other change in beneficial ownership or shares outstanding, the Reporting Persons would beneficially own 1,570,834 shares of Common Stock representing approximately 6.76% of the Common Stock outstanding.

          Except as described herein, no transactions in Common Stock were effected during the past 60 days by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Company, including but not limited to transfer or voting of any of the securities finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies other than pursuant to the following provisions of the agreement governing the DTR Option:

          5. Restrictions Upon Sale. The Option Holder shall not sell into the public market more Shares than the volume that would be permissible for sales of restricted or affiliate shares under Rule 144 promulgated under Act.

          8.     No Stockholder Rights; Proxy for the Shares.

          (a) Neither the Option Holder nor any other person legally entitled to exercise this Option shall be entitled to any of the rights or privileges of a stockholder of the Company with respect to any Shares issuable upon any exercise of this Option, unless and until a certificate or certificates representing such Shares shall have actually been issued and delivered to the Option Holder.

          (b) The Option Holder hereby grants to Harvey Tauman, the Chairman of the Board, Chief Executive Officer and President of the Company, in his individual capacity, an irrevocable proxy to vote the Shares in any and all matters in the discretion of Harvey Tauman. This proxy shall lapse as to such Shares that are sold to an unaffiliated third party upon the consummation of such sale.


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          9. Standstill.  Option Holder hereby covenants and agrees
     with the Company that without the prior written consent of the Company, which may in its absolute discretion be withheld, it shall not

          (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of any Voting Securities, or direct or indirect rights or options to acquire any Voting Securities (including, without limitation, non-Voting Securities convertible into or with appertaining rights to acquire Voting Securities), of the Company; or

          (b) make, or in any way participate, directly or indirectly, in any Solicitation of Proxies to vote, or seek to advise or influence any person, entity or Group with respect to the voting of, any Voting Securities of the Company, or initiate or propose any stockholder proposal with respect to the Company described in Rule 14a-8 promulgated under the Exchange Act; or

          (c) form, join or in any way participate in, or in any manner provide any form of assistance to, a Group with respect to any Voting Securities of the Company; or

          (d) otherwise act, alone or in concert with others, to seek to, or assist or encourage any other person, entity or Group in seeking to, control or influence the management, board of directors or policies of the Company or propose or effect any form of business combination with the Company or any of its Affiliates or any restructuring, recapitalization or similar transaction with respect to the Company or any of its Affiliates.

          (e) The terms "Affiliate" and "Associate" shall mean any present or future Affiliate or Associate within the meaning of Rule 12b-2 promulgated under the Exchange Act; the term "Common Stock" shall mean Company's Common Stock, $.01 par value per share; the term "Group" means a Group within the meaning of
     Section 13(d) of the Exchange Act; the term "Voting Securities" shall mean Company's Common Stock, and any other securities of the Company entitling the holder to vote for the election of directors of the Company; the term "Exchange Act" shall mean the Securities Exchange Act of 1934; and the terms "Solicitation" and "Proxies" shall have the meanings used in the proxy rules of the Securities and Exchange Commission under the Exchange Act.


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Item 7.  Material to be Filed as Exhibits.

1. Stock Option Agreement dated as of March 9, 1992 between DTR and Dento-Med Industries, Inc. (now known as the Company).

2.   Option Agreement dated as of May 31, 1996 between DTR and the Company.

3.   Agreement to file Joint Statement between the Reporting Persons.


Signatures.

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


March 3, 1997              /s/ Victor N. Grillo
_________________          ___________________________________________________
     Date                  Victor N. Grillo


                           DTR Associates Limited Partnership

                           By:  DTR Associates, Inc., its sole General Partner

March 3, 1997                   By:  /s/ Victor N. Grillo
_________________                    __________________________________________